                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                           TELE-COMMUNICATIONS, INC.
                                (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.
(2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share.
(3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share.
(4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share.
(5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.
(6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00, per share.
(7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)


(1)  Series A TCI Group Common Stock:         87924V101
(2)  Series A Liberty Group Common Stock:     87924V507
(3)  Series A Ventures Group Common Stock:    87924V887
(4)  Series B TCI Group Common Stock:         87924V200
(5)  Series B Liberty Group Common Stock:     87924V606
(6)  Series B Ventures Group Common Stock:    87924V879
(7)  Class B Preferred Stock:                 87924V309
--------------------------------------------------------------------------------
                               (CUSIP Numbers)

                               Dr. John C. Malone
                         c/o Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                FEBRUARY 9, 1998
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box: [   ].**

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________
**  See discussion in Item 1 relating to prior Schedule 13G filing.

                          Exhibit Index is on Page 9

Cusip No. for Series A TCI Group Common Stock-- 87924V101
Cusip No. for Series A Liberty Group Common Stock -- 87924V507
Cusip No. for Series A Ventures Group Common Stock-- 87924V887
Cusip No. for Series B TCI Group Common Stock-- 87924V200
Cusip No. for Series B Liberty Group Common Stock -- 87924V606
Cusip No. for Series B Ventures Group Common Stock-- 87924V879
Cusip No. for Class B Preferred Stock -- 87924V309
-------------------------------------------------------------------------------
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Dr. John C. Malone
------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group    (a)  [ ]
                                                              (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC Use Only

------------------------------------------------------------------------------
     (4)  Source of Funds
          OO
------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                             [ ]
------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization
          U.S.
------------------------------------------------------------------------------

               (7)  Sole Voting Power           1,400,146  Shares of Series A TCI Group/1/
                                                54,688,117  Shares of Series B TCI Group/2,3/
                                                1,137,807  Shares of Series A Liberty Group/2,4/
                                                27,233,811  Shares of Series B Liberty Group/2,5/
                                                1,200,000  Shares of Series A Ventures Group/6/
                                                45,239,888  Shares of Series B Ventures Group/2,7/
Number of                                       273,600  Shares of Class B Preferred/2/
Shares Bene-   --------------------------------------------------------------------------------------
  ficially     (8)  Shared Voting Power         0 Shares
 Owned by      --------------------------------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power/8/   1,400,146  Shares of Series A TCI Group/1/
ing Person                                      36,483,461  Shares of Series B TCI Group/2,3/
With                                            1,137,807  Shares of Series A Liberty Group/2,4/
                                                12,941,092  Shares of Series B Liberty Group/2,5/
                                                1,200,000  Shares of Series A Ventures Group/6/
                                                24,834,494  Shares of Series B Ventures Group/2,7/
                                                273,600  Shares of Class B Preferred/2/
               --------------------------------------------------------------------------------------
               (10)  Shared Dispositive Power  0 Shares

-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,400,146  Shares of Series A TCI Group/1/
                     54,688,117  Shares of Series B TCI Group/2,3/
                     1,137,807  Shares of Series A Liberty Group/2,4/
                     27,233,811  Shares of Series B Liberty Group/2,5/
                     1,200,000  Shares of Series A Ventures Group/6/
                     45,239,888  Shares of Series B Ventures Group/2,7/
                     273,600  Shares of Class B Preferred/2/
------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)9

                  Series A TCI Group         greater than 1%
                  Series B TCI Group         84.5%
                  Series A Liberty Group     greater than 1%
                  Series B Liberty Group     86.0%
                  Series A Ventures Group    greater than 1%
                  Series B Ventures Group    93.2%
                  Class B Preferred          17.6%
------------------------------------------------------------------------------
     (14) Type of Reporting Person
                  IN
_____________________________

1   Includes 1,400,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 980,000 shares are currently exerciseable, but does not include shares of Series A TCI Group Stock issuable upon conversion of shares of Series B TCI Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)
2   Includes, as applicable, 784,892 shares of Series B TCI Group Stock, 12,726 shares of Series A Liberty Group Stock, 439,875 shares of Series B Liberty Group Stock, 793,240 shares of Series B Ventures Group Stock, and 6,900 shares of Class B Preferred Stock beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See Item 5 of the Statement)
3   Includes 14,511,570 shares of Series B TCI Group Stock that Dr. Malone has the right to acquire at any time prior to June 30, 1999, without giving effect to certain proportionate rights thereto by the Magness Group (see Item 6 hereof), and 11,500,000 shares and 2,795,000 shares, respectively, of Series B TCI Group Stock pledged as security for two loans. Also includes 1,684,775 shares of Series B TCI Group Stock on which Dr. Malone has been granted the voting rights and 16,519,881 shares of Series B TCI Group Stock on which Dr. Malone may exercise voting rights if the holders of such shares and Dr. Malone disagree on how the shares should be voted; however, Dr. Malone has no right to dispose of such shares (which are excluded in (9) above). (See Item 6 hereof)
4   Includes 1,125,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 787,500 shares are currently exerciseable. These shares do not include shares of Series A Liberty Group Stock issuable upon conversion of shares of Series B Liberty Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)
5   Includes 4,626,537 shares and 750,000 shares, respectively, of Series B
Liberty Group Stock pledged as security for two loans (see Item 6 of the Statement) and 14,292,719 shares of Series B Liberty Group Stock on which Dr. Malone may exercise voting rights if the holders of such shares and Dr. Malone disagree on how the shares should be voted; however, Dr. Malone has no right to dispose of such shares (which are excluded in (9) above). (See Item 6 hereof)
6   Includes 1,200,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 840,000 shares are currently exerciseable, but does not include shares of Series A Ventures Group Stock issuable upon conversion of shares of Series B Ventures Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)
7   Includes 1,721,360 shares of Series B Ventures Group Stock on which Dr.
Malone has been granted voting rights and 18,684,034 shares of Series B Ventures Group Stock on which Dr. Malone may exercise voting rights if the holders of such shares and Dr. Malone disagree on how the shares should be voted; however, Dr. Malone has no right to dispose of such shares (which are excluded in (9) above). (See Item 6 hereof) Also, includes 2,800,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which none are currently exerciseable. (See Item 5 hereof)
8   Subject to the Call Agreement.  (See Item 6 hereof)
9   Each share of Series B TCI Group Stock, Series B Liberty Group Stock and
Series B Ventures Group Stock is entitled to 10 votes per share and each share of Series A TCI Group Stock, Series A Liberty Group Stock and Series A Ventures Group Stock is entitled to one vote per share. In addition, holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock, Series B Liberty Group Stock, Series A Ventures Group Stock, Series B Ventures Group Stock, and certain classes/series of Issuer preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 48.8% of the voting power with respect to a general election of directors of the Issuer.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 8)

                                  Statement of

                               DR. JOHN C. MALONE

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                           TELE-COMMUNICATIONS, INC.
                         (Commission File No. 0-20421)

ITEM 1.  Security and the Issuer
         -----------------------

         Dr. John C. Malone hereby amends and supplements his Statement on
Schedule 13D, as amended to the date hereof (the "Statement"), with respect to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Dr. John C. Malone:

     (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Stock");

     (2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Stock");

     (3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share (the "Series A Ventures Group Stock");

     (4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Stock");

     (5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Stock");

     (6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share (the "Series B Ventures Group Stock"); and

     (7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock").

The Issuer's executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 4.  Purpose of Transaction
         ----------------------

         Item 4 of the Statement is hereby amended and supplemented by adding the following:

         On February 9, 1998, the Issuer; Dr. Malone and Leslie Malone, his spouse (collectively, the "Malone Group"); and the Estate of Bob Magness, the Estate of Betsy Magness, Gary and Kim Magness (individually and in certain representative capacities) (collectively, the "Magness Group") closed the transactions required by an Agreement dated January 5, 1998, to settle matters concerning the administration and the assets and liabilities of the Estate of Bob Magness, the late founder of the Issuer (the "Settlement Agreement"). In connection with the Settlement Agreement, the Malone Group entered into a Stockholders Agreement dated as of February 9, 1998, with the Issuer and the Magness Group (the "Stockholders' Agreement"). This Agreement and a Call Agreement dated as of February 9, 1998, between Dr. Malone and the Issuer (the "Call Agreement") are described more fully in Item 6 below.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5(a) of the Statement is hereby amended and supplemented by adding the following :

         Dr. Malone beneficially owns (without giving effect to the conversion of Series B TCI Group Stock for Series A TCI Group Stock, of Series B Liberty Group Stock for Series A Liberty Group Stock, or of Series B Ventures Group Stock for Series A Ventures Group Stock): (a) 1,400,146 shares of Series A TCI Group Stock, which includes options for 1,400,000 shares of which options for 980,000 shares are currently exerciseable and represents less than 1% of the outstanding shares of Series A TCI Group Stock; (b) 54,688,117 shares of Series B TCI Group Stock, which includes Dr. Malone's right to acquire from the Issuer 14,511,570 shares (the "June Option"), without giving affect to the Magness Group's right to acquire 12,406,238 shares thereof on a proportionate basis (see
Item 6 below), and includes his right to direct the voting of 1,684,775 shares owned by the Trusts and 16,519,881 shares owned by the Magness Group (see Item 6 below), and represents 84.5% of the outstanding shares of Series B TCI Group Stock; (c) 1,137,807 shares of Series A Liberty Group Stock, which includes options for 1,125,000 shares of which options for 787,500 shares are currently exerciseable and represents less than 1% of the outstanding shares of Series A Liberty Group Stock; (d) 27,233,811 shares of Series B Liberty Group Stock, which includes his right to direct the voting of 14,292,719 shares owned by the Magness Group and represents 86.0% of the outstanding shares of Series B Liberty Group Stock; (e) 1,200,000 shares of Series A Ventures Group Stock, which consists solely of options for such shares of which options for 840,000 shares are currently exerciseable and represents less than 1% of the outstanding shares of Series A Ventures Group Stock; and (f) 45,239,888 shares of Series B Ventures Group Stock, which includes his right to direct the voting of 1,721,360 shares owned by the Trusts and 18,684,034 shares owned by the Magness Group (see Item 6 below), and options for 2,800,000 shares of which none are currently exerciseable and represents 93.2% of the outstanding shares of Series B Ventures Group Stock. In addition, Dr. Malone beneficially owns 273,600 shares of Class B Preferred Stock, which represents 17.6% of the outstanding shares of Class B Preferred Stock. The foregoing percentage interests are based on the outstanding share numbers provided by the Issuer as of December 31, 1997 (adjusted for the transactions disclosed in Item 4 above and Item 5(c) below, including the settlement of In re Liberty Media Shareholders Litigation previously reported in
Item 5(c), and Dr. Malone's options as if exercised in full), as follows:
459,942,344 shares of Series A TCI Group Stock; 64,750,185 shares of Series B TCI Group Stock (assumes Dr. Malone and the Magness Group exercised the June Option); 314,350,982 shares of Series A Liberty Group Stock; 31,681,124 shares of Series B Liberty Group Stock; 365,387,690 shares of Series A Ventures Group Stock; 48,560,736 shares of Series B Ventures Group Stock; and 1,552,490 shares of Class B Preferred Stock. When all series and classes of stock beneficially owned by Dr. Malone are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities representing approximately 48.8% of the voting power with respect to a general election of directors of the Issuer.

         Item 5(b) of the Statement is hereby amended and supplemented by adding the following :

         Dr. Malone and, to his knowledge, his spouse each have the sole power to vote, or to direct the voting of, their respective shares of each Series of the Issuer's Common Stock and the Class B Preferred Stock. Subject to the Call Agreement described in Item 6 below, Dr. Malone and, to his knowledge, his spouse each have the sole power to dispose of, or to direct the disposition of, their respective shares, except with respect to the pledge of 14,295,000 shares of Series B TCI Group Stock and 5,376,537 shares of Series B Liberty Group Stock. In addition, Dr. Malone has the power to direct the voting of 1,684,775 shares of Series B TCI Group Stock and 1,721,360 shares of Series B Ventures Group Stock owned by the Trusts as described in Item 6 of Amendment No. 5 to the Statement. Dr. Malone does not have the power to dispose of such shares owned by the Trusts. He also has the power to direct the voting of 16,519,881 shares of Series B TCI Group Stock, 14,292,719 shares of Series B Liberty Group Stock and 18,684,034 Series B Ventures Group Stock owned by the Magness Group pursuant to the terms of the Stockholders' Agreement described in Item 6 below. Dr. Malone does not have the power to dispose of such shares owned by the Magness Group.

         Until December 31, 1997, Dr. Malone beneficially owned shares of the Issuer's Common Stock held by the trustee of the Issuer's Employee Stock Purchase Plan. Effective January 1, 1998, the Issuer amended such Plan and the value of the shares beneficially owned by Dr. Malone at the time of such amendment has been credited to an account in the name of Dr. Malone. As a result, Dr. Malone no longer beneficially owns the shares previously held for him in the Employee Stock Purchase Plan, which has been renamed the TCI 401(k) Stock Plan in connection with said amendment. At such time as Dr. Malone elects to withdraw from the Plan, in whole or in part, however, Dr. Malone may request the value of his account to be delivered in cash or shares of the Issuer's Common Stock or a combination thereof.

         Item 5(c) of the Statement is hereby amended and supplemented by adding the following:

         Pursuant to the terms of a stock dividend announced by the Issuer in January 1998, effective February 6, 1998, the Issuer issued to the record holders at the close of business on January 30, 1998: (a) of Series A Liberty Group Stock and Series B Liberty Group Stock, one share of Series A Liberty Group Stock for every two shares of Series A Liberty Group Stock held and one share of Series B Liberty Group Stock for every two shares of Series B Liberty Group Stock held; and (b) of Series A Ventures Group Stock and Series B Ventures Group Stock, one share of Series A Ventures Group Stock for every share of Series A Ventures Group Stock held and one share of Series B Ventures Group Stock for every share of Series B Ventures Group Stock held. As a result of such stock dividends, Dr. Malone and his spouse received 27 shares and 4,242 shares, respectively, of Series A Liberty Group Stock, 4,167,072 shares and 146,625 shares, respectively, of Series B Liberty Group Stock and 10,620,627 shares and 396,620 shares, respectively, of Series B Ventures Group Stock. In addition, the Issuer adjusted all outstanding options and related stock appreciation rights to reflect such dividends, resulting in Dr. Malone having an option for 1,125,000 shares of Series A Liberty Group Stock of which options for 787,500 shares are currently exerciseable, an option for 1,200,000 shares of Series A Ventures Group Stock of which options for 840,000 shares are currently exerciseable, and an option for 2,800,000 shares of Series B Ventures Group Stock of which none are currently exerciseable. Similar adjustments have been made to Dr. Malone's outstanding stock appreciation rights with respect to such shares.

         On December 16, 1997, the Issuer granted to Dr. Malone, in tandem with stock appreciation rights, an option to purchase 1,400,000 shares of Series B Ventures Group Stock. As stated above, such option and stock appreciation rights have been adjusted to an option for 2,800,000 shares of Series B Ventures Group Stock with a similar adjustment to the stock appreciation rights as a result of the stock dividend. The option is subject to stockholder approval and the following vesting schedule: 20% on each anniversary of the grant date with the option fully vested on December 16, 2002.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         The Issuer, the Malone Group and the Magness Group are parties to a certain Stockholders' Agreement, which provides for the following: (a) the Magness Group to designate a nominee for the Issuer's Board of Directors and Dr. Malone's agreement to vote for such nominee; (b) a representative of the Malone Group and a representative of the Magness Group to consult with each other on all matters to be brought to a vote of the Issuer's stockholders; provided, however, that if a mutual agreement on how to vote can not be reached, Dr. Malone shall vote the Series B Stock (as defined below) owned by the Magness Group pursuant to an irrevocable proxy; (c) the Magness Group to participate, at its option, on a proportionate basis with Dr. Malone in any acquisition of securities of the Issuer, including 12,406,238 shares of Series B TCI Group Stock subject to the June Option, except for certain specified acquisition opportunities including those made available to Dr. Malone solely in his capacity as an officer of the Issuer; (d) a tag-along right in favor of the Magness Group with respect to any sale by the Malone Group of shares of Series B TCI Group Stock, Series B Liberty Group and Series B Ventures Group Stock (collectively, the "Series B Stock"), subject to certain exceptions such as transfers to related parties; and (e) a drag-along right in favor of Dr. Malone with respect to the sale of all or substantially all of the Series B Stock beneficially owned by Dr. Malone or of the business or assets of the Issuer pursuant to which the Magness Group will consent to such sale and, if the sale is of the Series B Stock, the Magness Group may either convert their Series B Stock to the respective Series A Common Stock of the Issuer or sell their Series B Stock pursuant to the terms of such sale. In addition, the June Option granted by the Issuer to Dr. Malone to acquire 30,545,864 shares of Series B TCI Group Stock has been reduced to an option to acquire 14,511,570 shares of Series B TCI Group Stock. Pursuant to the terms of the Stockholders' Agreement, the Magness Group has the right to participate in the reduced June Option on a proportionate basis with respect to 12,406,238 shares of the 14,511,570 shares subject to the June Option. This description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement attached to this Amendment No. 8 to the Statement as Exhibit 7(M) and incorporated herein by reference.

         The Issuer and the Malone Group are parties to the Call Agreement, pursuant to which the Malone Group granted to the Issuer a right to acquire all of the shares of Series B Stock owned by them upon Dr. Malone's death or a contemplated sale of such Series B Stock to third parties, in consideration of the Issuer paying to the Malone Group $150,000,000 for such right. When such right is triggered, the Issuer may acquire the Series B Stock at a price equal to the market price of the respective Series A Common Stock of the Issuer, plus a 10% premium or, in the event of a sale, the lesser of such price or the price offered by such third parties. In addition, the Call Agreement states that, if the Issuer is sold to a third party, then the maximum premium the Malone Group may receive for their Series B Stock would be the price paid for the respective Series A Common Stock of the Issuer by said third party, plus a 10% premium. The Call Agreement also prohibits any member of the Malone Group from disposing of their Series B Stock, except for certain exempt transfers (such as transfers to related parties or the Magness Group or public sales of up to an aggregate of 5% of their Series B Stock after conversion to the respective Series A Common Stock). If the Issuer exercises its call right, the Issuer may also be required to purchase shares of Series B Stock from the members of the Magness Group who exercise their "tag-along" rights under the Stockholders' Agreement. This description of the Call Agreement is qualified in its entirety by reference to the Call Agreement attached to this Amendment No. 8 to the Statement as Exhibit 7(N) and incorporated herein by reference. A similar Call Agreement has been entered into with the Issuer by the Magness Group.

ITEM 7.  Material to be filed as Exhibits
         --------------------------------

         7(M) Stockholders' Agreement dated as of February 9, 1998, among the Issuer, the Malone Group, and the Magness Group.

         7(N) Call Agreement dated as of February 9, 1998, between the Issuer and Dr. Malone and Leslie Malone.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 to the Statement is true, complete and correct.


February 18, 1998                             /s/  Dr. John C. Malone
                                              -----------------------
                                              Dr. John C. Malone

                                 EXHIBIT INDEX
                                 -------------


    EXHIBIT
    ------
    NUMBER                     EXHIBIT                                            PAGE
    ------                     -------                                            ----
    7(M)          Stockholders' Agreement dated as of February 9, 1998, among      10
                  the Issuer, the Malone Group, and the Magness Group

    7(N)          Call Agreement dated as of February 9, 1998, between the         48
                  Issuer and Dr. Malone and Leslie Malone